UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 12.7% increase in February 2020 passenger traffic

●	The Monterrey (+12.4%), Culiacán (+11.4%), and Mazatlán (+19.3%) airports contributed most to traffic growth

Monterrey, Mexico, March 3, 2020—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 12.7% in February 2020, as compared to February 2019. Domestic traffic increased 12.6%, and international traffic increased 13.5%.

Total Passengers*
	Feb-2019	Feb-2020	Change %	Jan - Feb 2019	Jan - Feb 2020	Change %
Domestic	1,320,303	1,486,574	12.6	2,750,348	3,051,366	10.9
International	224,302	254,548	13.5	477,865	542,048	13.4
OMA Total	1,544,605	1,741,122	12.7	3,228,213	3,593,414	11.3

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During February 2020, domestic traffic increased in all of our airports, with the largest increases in:

●	Monterrey (+11.6%) as a result of increased traffic on the Mexico City route.

●	Culiacán (+11.3%) benefitted from increased traffic on the Mexico City and Tijuana routes.

●	Mazatlán (+27.4%) benefitted from increased traffic on the Tijuana route.

●	Chihuahua (+14.4%), due to increased traffic on the Tijuana, Mexico City, and Guadalajara routes.

●	Ciudad Juárez (+12.5%) due to increased traffic on the Mexico City route, and

●	Acapulco (+18.2%) benefitted from increased traffic on the Tijuana, and Cancún routes.

International traffic grew in all of our airports in February, with the largest increase in Monterrey (+18.5%), as a result of increases in the number of passengers on the Houston and Las Vegas routes.

Of total passenger traffic, 99.2% was commercial, and 0.8% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Total Passengers*
	Feb-2019	Feb-2020	Change %	Jan - Feb 2019	Jan - Feb 2020	Change %
Acapulco	67,842	78,581	15.8	140,407	161,535	15.0
Ciudad Juárez	97,938	110,315	12.6	206,584	236,476	14.5
Culiacán	170,893	190,391	11.4	359,923	392,571	9.1
Chihuahua	104,978	120,880	15.1	217,990	253,296	16.2
Durango	28,085	39,397	40.3	60,990	85,013	39.4
Mazatlán	95,608	114,034	19.3	196,105	237,129	20.9
Monterrey	711,440	799,780	12.4	1,486,118	1,622,888	9.2
Reynosa	31,449	31,863	1.3	67,317	66,594	(1.1)
San Luis Potosí	42,340	48,708	15.0	87,044	102,423	17.7
Tampico	51,431	52,456	2.0	105,917	106,957	1.0
Torreón	47,538	50,477	6.2	99,130	103,648	4.6
Zacatecas	28,211	32,705	15.9	61,848	74,296	20.1
Zihuatanejo	66,852	71,535	7.0	138,840	150,588	8.5
OMA Total	1,544,605	1,741,122	12.7	3,228,213	3,593,414	11.3

Domestic Passengers*
	Feb-2019	Feb-2020	Change %	Jan - Feb 2019	Jan - Feb 2020	Change %
Acapulco	57,496	67,967	18.2	119,590	140,262	17.3
Ciudad Juárez	97,658	109,860	12.5	205,989	235,565	14.4
Culiacán	168,686	187,827	11.3	354,452	386,735	9.1
Chihuahua	96,845	110,829	14.4	200,380	231,956	15.8
Durango	24,314	32,795	34.9	52,140	69,149	32.6
Mazatlán	51,173	65,194	27.4	108,198	139,936	29.3
Monterrey	624,109	696,301	11.6	1,295,289	1,397,212	7.9
Reynosa	31,269	31,659	1.2	66,884	66,172	(1.1)
San Luis Potosí	30,805	35,947	16.7	61,112	74,099	21.3
Tampico	47,876	48,821	2.0	97,636	98,540	0.9
Torreón	43,292	46,114	6.5	89,417	93,831	4.9
Zacatecas	19,544	23,720	21.4	41,224	50,213	21.8
Zihuatanejo	27,236	29,540	8.5	58,037	67,696	16.6
OMA Total	1,320,303	1,486,574	12.6	2,750,348	3,051,366	10.9

International Passengers*
	Feb-2019	Feb-2020	Change %	Jan - Feb 2019	Jan - Feb 2020	Change %
Acapulco	10,346	10,614	2.6	20,817	21,273	2.2
Ciudad Juárez	280	455	62.5	595	911	53.1
Culiacán	2,207	2,564	16.2	5,471	5,836	6.7
Chihuahua	8,133	10,051	23.6	17,610	21,340	21.2
Durango	3,771	6,602	75.1	8,850	15,864	79.3
Mazatlán	44,435	48,840	9.9	87,907	97,193	10.6
Monterrey	87,331	103,479	18.5	190,829	225,676	18.3
Reynosa	180	204	13.3	433	422	(2.5)
San Luis Potosí	11,535	12,761	10.6	25,932	28,324	9.2
Tampico	3,555	3,635	2.3	8,281	8,417	1.6
Torreón	4,246	4,363	2.8	9,713	9,817	1.1
Zacatecas	8,667	8,985	3.7	20,624	24,083	16.8
Zihuatanejo	39,616	41,995	6.0	80,803	82,892	2.6
OMA Total	224,302	254,548	13.5	477,865	542,048	13.4
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated March 4, 2020